Exhibit 99.2

July 15, 2020

Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Interest of Experts” and to the reference to our name and to the use of our opinions under the heading “Eligibility for Investment” in the Preliminary Prospectus Supplement dated July 15, 2020 relating to the offering by Profound Medical Corp. of 2,758,621 common shares in the capital of Profound Medical Corp. relating to the Registration Statement on Form F-10 (File No. 333-233997). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ Torys LLP